Turbo Energy, S.A.

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

May 24, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eiko Yaoita Pyles

Anne McConnell

Sarah Sidwell

Erin Purnell

Re:	Turbo Energy, S.A.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted March 31, 2023

CIK No. 0001963439

Ladies and Gentlemen:

We hereby submit the responses of Turbo Energy, S.A. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 14, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted on March 31, 2023. Concurrently with the submission of this letter, the Company is submitting the revised Draft Registration Statement (the “Revised Draft Registration Statement”) on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1

Cover Page

1.	We note your revisions in response to comment 2. Given Enrique Selva Bellvis’ ownership of Umbrella Solar Investment and Crocodile Investment, please revise to identify Mr. Bellvis as a controlling shareholder here and in your disclosure on page 27.

RESPONSE: In response to the Staff’s comments, we have revised the cover page and the disclosure on page 27 to identify Mr. Bellvis as a controlling shareholder.

Risk Factors

We are dependent on a limited number of suppliers for our batteries, inverters, and photovoltaic modules and the inability of these supplier, page 20

2.	We note in your disclosure that you experienced a supply constraint with Chinese suppliers in 2022. Please expand your disclosure regarding this constraint and the effects such constraint had on the Company’s business.

RESPONSE: In response to the Staff’s comments, we have revised our disclosure on page 20 to clarify that we are not referring to an experience that particularly affected us. Our disclosure explains that, despite the global contraction in product supply due to COVID-19—an impact that continued to be felt in 2022—our supply was not diminished. In fact, it enabled us to increase our purchases from Chinese suppliers by 40%.

Principal Shareholders, page 66

3.	We note your response to comment 13 and reissue in part. We note you have excluded shares from the beneficial ownership of Mr. Bellvis. Please revise each individual’s beneficial ownership to include all shares each individual beneficially owns, whether or not also beneficially owned by another person or entity in the table, which can be explained in the footnotes. In the alternative, please explain how you determined that Mr. Bellvis does not have beneficial ownership of the shares held by Umbrella Investment.

RESPONSE: In response to the Staff’s comments, we have revised each individual’s beneficial ownership to include all shares each individual beneficially owns on page 66.

Related Party Transactions, page 67

4.	Please revise your disclosure to comply with Item 4(a) of Form F-1 and Item 7(B) of Form 20-F.

RESPONSE: In response to the Staff’s comments, we have revised our disclosure regarding Related party transactions on page 67 to comply with Item 4(a) of Form F-1 and Item 7(B) of Form 20-F.

Financial Statements

Note 10 - Related Party Transactions, page F-16

5.	We note your response to prior comment 15; however, based on the disclosed amounts of related party transactions that occurred during the period, please more fully explain why the cash flows for related party advances and repayments significantly exceed the related party transaction amounts. In addition, based on your response and the nature of the related party transactions, please also more fully explain how you determined the related party cash flows are appropriately classified as financing activities under IAS 7.

RESPONSE: In response to the Staff’s comments, we have revised and added the following disclosure in the cash flow of the Company’s financial statements for the years ended December 31, 2022 and 2021.

During the year ended December 31, 2022, the Company had payment of €61,043 from an increase in due from related parties related to sales to related parties, payment of €239,557 from a decrease in due to related parties related to purchase from related parties, made €72,003 dividend payment to a related party, paid €355,586 for repayment to related parties and received €320,769 through advancement from related parties.

During the year ended December 31, 2021, the Company generated €26,926 from a decrease in due from related parties related to sales to related parties, generated €451,249 from an increase in due to related parties related to purchase from related parties, made €250,000 dividend payment to a related party, paid €1,015,222 for repayment to related parties and received €927,025 through advancement from related parties.

6.	We note your response to prior comment 16. In regard to the first bullet, please disclose the information you provided in your response in note 10 and also disclose the number of entities the parent company allocates expenses to. We also note your response to the second and third bullets indicates the historical financial statements appropriately reflect all costs of doing business and no additional costs would be required to be reflected in historical or pro forma financial statements. Please also disclose this information in note 10.

RESPONSE: In response to the Staff’s comments, we have revised F-16 to disclose the number of entities the parent company allocates expenses to, as well as disclose this information in note 10 of the Financial Statements.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +34 961 196 250 or Louis Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

TURBO ENERGY, S.A.

By:	/s/ Enrique Selva Bellvis
Name:	Enrique Selva Bellvis
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC

4